FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited

Date: December 9, 2005

05013274

NEWS RELEASE

Grove Warrants Expire January 9, 2006

The Company wishes to remind the holders of the half warrants issued by the Company on July 7, 2004 that they expire at 4 p.m. (Vancouver time) on January 9, 2006. Upon conversion, two half warrants entitle the holder to purchase one common share of no par value in the capital of the Company at a price of C$0.65 per share.

These half warrants can be converted by:

a. completing and executing the subscription form attached to the warrant certificate for the number of shares which you wish to purchase;

b. surrendering the warrant certificate together with the completed subscription form, to the Company's transfer agent, Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia; and

c. paying the exercise price, in Canadian funds, for the number of shares of the company subscribed for, either by certified cheque or bank draft (drawn on a Canadian Chartered Bank) or money order payable to the Company in Vancouver, British Columbia.

Upon delivery of the subscription form, warrant certificate and payment, the Company will issue certificates for the subscribed shares and deliver them to the warrant holder at the address set forth on the subscription form.

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
Anthony Hawkshaw, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may,"

"potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com

North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716

United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Gary Middleton
St. Swithins
Phone :+44 (0)207 929 4391
gary@swithins.com